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SEC FILE NUMBER
8-67865

SEC Mail Processing Section

AUG 16 2022

Washington DC 413

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 6/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Huntwicke Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Grove Street Ste. 201
(No. and Street)

Topsfield	MA	01983
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Woodland	978-887-5981	bwoodland@huntwicke.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Larry D. Liberfarb, P.C.
(Name – if individual, state last, first, and middle name)

11 Vanderbilt Avenue Ste.220	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brian Woodland, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Huntwicke Sercurites LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

FERNANDO GARCIA
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 08/23/2024

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HUNTWICKE SECURITIES LLC

FINANCIAL STATEMENTS

JUNE 30, 2022

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of Huntwicke Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huntwicke Securities LLC as of June 30, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huntwicke Securities LLC as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Huntwicke Securities LLC's management. Our responsibility is to express an opinion on Huntwicke Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huntwicke Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for determination of reserve and information relating to possession or control requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Huntwicke Securities LLC's financial statements. The supplemental information is the responsibility of Huntwicke Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for determination of reserve and information relating to possession or control requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Huntwicke Securities LLC's auditor since 2009.

Norwood, Massachusetts

August 3, 2022

HUNTWICKE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2022

ASSETS

Cash	$ 75,895
Securities Owned:	
Non-Marketable equity securities, trading, at market value (level three)	27,600
Cash at broker	550,476
Recievables from others	760,000
Other assets	25,787
	$ 1,439,758

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable	$ 725,404
Due to affiliates	11,571
	736,975
Members' Equity	
Member's capital	702,783
	$ 1,439,758

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED June 30, 2022

Revenues:	
Private placement revenue	$ 3,218,780
Introduction fee revenue	1,965,000
Interest and dividends	3,915
Other consulting income	240,000
Realized gain on investments	15,178
Expense reimbursment	19,572
Unrealized holding (loss) on investments	(6,471)
	5,455,974
Expenses:	
Commission expense	4,561,711
Communications and data processing	5,044
Occupancy	27,882
Professional fees	48,067
Salaries and payroll taxes	29,711
Other expenses	32,801
	4,705,216
Net income	$ 750,758

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED June 30, 2022

	Members' Capital
Balance at beginning of the year	$ 416,025
Net income	750,758
Distributions	(464,000)
Balance at end of the year	$ 702,783

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED June 30, 2022

Cash flows from operating activities:	
Net income	$ 750,758
Adjustments to reconcile net income to net cash from operating activities:	
Decrease (increase) in operating assets:	
Increase in receivable from others	(700,000)
Increase in other assets	(9,032)
Increase in marketable securities	(238,965)
Increase in non-marketable securities	(9,600)
(Decrease) increase in operating liabilities:	
Increase in commissions payable	677,150
Decrease in due to affiliate	(11,111)
Net cash provided by operating activities	459,200
Cash flows used for financing activities:	
Capital withdrawals	(464,000)
Decrease in cash	(4,800)
Cash at beginning of the year	80,695
Cash at end of the year	$ 75,895

Supplemental cash flow disclosures:		
Interest payments	$	0
Income tax payments	$	0

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA).

Marketable/Non-Marketable Securities

Marketable/Non-Marketable securities are valued at market value. Cost is determined on the on the specific identification method. At June 30, 2022, marketable/non-marketable securities classified as trading had gross unrealized loss of $6,471.

Income Taxes

The Company does not record a provision for income taxes because the sole member reports the LLC's income or loss on their income tax return. The financial statements reflect the LLC's transactions without adjustment, if any, required for income tax purposes.

Revenue Recognition

Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company books revenue from private placement transactions on the date when the performance obligation is completed.

The Company books revenue from introduction transactions upon completion of a transaction between two introduced parties. The Company earns compensation only when the transaction is completed, and often is not aware of the timing of such transaction.

Receivables from non-customers

The company has not provided an allowance for doubtful accounts because management believes all amounts are collectable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising

The Company expenses advertising and promotion costs as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022 the Company had net capital of $614,800 which was $565,688 in excess of its required net capital of $49,132. The Company's net capital ratio was 1.19 to 1

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with related parties Huntwicke Capital Group and Huntwicke Financial, Inc. Expenses include all costs for which the Company derives a benefit including salaries, rent, telephone, copy services, etc. The Company reimbursed the related parties for those expenses. For the fiscal year these expenses totaled $73,421. At June 30, 2022, the Company owed $11,571 to these entites.

The Company rents office space (included in the expense sharing agreement) from Huntwicke Financial, Inc., partially owned by the managing member, as a tenant at will.

The Company paid the related parties $20,963 for rent for the year ending June 30, 2022.

NOTE 3 - RELATED PARTY TRANSACTIONS (continued)

The Company made distributions of $464,000 to Huntwicke Financial, Inc. for the fiscal year ending June 30, 2022.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 4 - LEASE

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company derived 90% of their revenue from eight clients.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The company at June 30, 2022 has no unfulfilled contracts, commitments or contingencies

NOTE 7 – COVID 19

In early March 2021, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. Management is continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff, and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 3, 2022, the date on which the financial statements were available to be issued.

HUNTWICKE SECURITIES LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2022

SCHEDULE I

HUNTWICKE SECURITIES LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

June 30, 2022

Aggregate Indebtedness:		
Commissions payable	$ 725,404	
Due to affiliates	11,571	
	$ 736,975	
Net Capital:		
Members' capital		$ 702,783
Adjustments to net capital:		
Receivable from others		(760,000)
Receivable -offset		725,404
Non-Marketable securities, trading, at market value		(27,600)
Other assets		(25,787)
Haircuts and undue concentration		-
Net Capital, as defined		$ 614,800
AI Requirement		49,132
Minimum Requirement		5,000
Net capital requirement		49,132
Net capital in excess of requirement		$ 565,668
Ratio of aggregate indebtedness to net capital		1.19 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
Focus Report	$ 614,799
Net audit adjustments	-
Rounding	1
Net capital per above	$ 614,800

There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of June 30, 2022.

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

HUNTWICKE SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2022

Huntwicke Securities LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities and (b) selling tax shelters or limited partnerships in primary distributions and the Company (1) did not directly or indirectly receive , hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Sole Member
of Huntwicke Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Huntwicke Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Huntwicke Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Huntwicke Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which could be the expression of an opinion or conclusion respectively, on Huntwicke Securities LLC 's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Huntwicke Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lucy Lhoofarb, PC

Norwood, Massachusetts
August 3, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 6-30-2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Huntwicke Securities, LLC
CRD#: 146993/SEC#: 8-67865
7 Grove St
STE 201
Topsfield, MA 01983

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Estee Dorfman 781-780-7069

2. A.	General Assessment (item 2e from page 2)	$8,142
B.	Less payment made with SIPC-6 filed (exclude interest) 01/28/2022 Date Paid	(4.089)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,053
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$4,053

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $4,053

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Huntwicke Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of July, 20 22

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07-01-2021
and ending 06-30-2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,455,972
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	8,706
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expense Income (Deductions in excess of $100,000 require documentation)	19,572
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	28,278
2d. SIPC Net Operating Revenues	$5,427,694
2e. General Assessment @ .0015	$8,142
	(to page 1, line 2.A.)

HUNTWICKE SECURITIES LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED June 30, 2022

Payment Date	To Whom Paid	Amount
1/28/2022	SIPC, Washington DC	$ 4,089
7/20/2022	SIPC, Washington DC	$ 4,053

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of Huntwicke Securities LLC

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) Huntwicke Securities LLC identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). Huntwicke Securities LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings, private placement of securities including oil and gas; and merger and acquisition advisory services for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; (3) did nor carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year. The Company had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. Huntwicke Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huntwicke Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs 17 C.F.R. 240.17a-5 (d)(1) and (4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
August 3, 2022

Huntwicke Securities LLC Exemption Report

Huntwicke Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
    a. Broker selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings;
    b. Private placement of securities, including oil and gas; and
    c. Merger and acquisition advisory services

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Huntwicke Securities LLC

I, Brian Woodland, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian Woodland
President

7/27/22
Date